Exhibit 12.1

STEC, INC.

STATEMENT SETTING FORTH THE COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Year Ended December 31,										Six Months Ended June 30, 2009
	2004		2005		2006		2007		2008
Earnings:(1)
Income from continuing operations before provision for income taxes	$6,354		$4,887		$33,257		$10,533		$6,865		$28,809
Adjustments:
Add: Fixed charges	232		286		306		357		565		210

Earnings and fixed charges	$6,586		$5,173		$33,563		$10,890		$7,430		$29,018

Fixed Charges:(2)
Interest expenses	$—		$—		$—		$—		$165		$7
Estimate of interest in rent expense	232		286		306		357		400		202

Total fixed charges	$232		$286		$306		$357		$565		$210

Ratio of earnings to fixed charges	28	x	18	x	110	x	31	x	13	x	138	x

(1)	The term “earnings” means the amounts resulting from the following: (a) our income from continuing operations before provision for income taxes plus (b) fixed charges.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expense plus (b) the portion of rental expense we believe is a reasonable approximation of the interest factor.